FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                  No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                  No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                  No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Table of Contents

Item

1.	Notice regarding the retirement of Mr. Narendra Murkumbi, Non-Executive Director, ICICI Bank Limited, effective June 28, 2010.

2.	Notice regarding the approval all items contained in the Notice of Annual General Meeting dated June 28, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: June 30, 2010	By:	/s/ Ranganath Athreya
		Name:	Mr. Ranganath Athreya
		Title:	General Manager – Joint Company Secretary
Head Compliance – Non Banking Subsidiaries

Item 1

Ranganath Athreya
General Manager - Joint Company Secretary &
Head Compliance - Non Banking Subsidiaries

June 29, 2010

The New York Stock Exchange, Inc.
20, Broad Street, 17th Floor
New York
New York 10005
United States of America

Attn.: Filing Desk

Dear Sirs,

IBN
ICICI Bank Limited (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, one manually executed copy of the Company’s Report on Form 6-K dated June 29, 2010 in connection with Item No.11 of the Notice of the Sixteenth Annual General Meeting of ICICI Bank Limited ("the Bank") held on Monday, June 28, 2010 at Professor Chandravadan Mehta Auditorium, General Education Centre, Opp. D.N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002, Mr. Narendra Murkumbi, Non-Executive Director on the Board of the Bank retired at the Sixteenth Annual General Meeting of the Bank. The Members unanimously approved the retirement of Mr. Narendra Murkumbi with effect from June 28, 2010.

This is for your information and necessary action.

Yours faithfully

/s/ Ranganath Athreya
Ranganath Athreya

ICICI Bank Limited

ICICI Bank Towers	Tel (+91-22) 2653 6701	Regd. Office: "Landmark"
Bandra-Kurla Complex	Fax (+91-22) 2653 1228	Race Course Circle
Mumbai 400 051, India	ranganath.athreya@icicibank.com	Vadodara 390 007, India

Item 2

Ranganath Athreya
General Manager - Joint Company Secretary &
Head Compliance - Non Banking Subsidiaries

June 29, 2010

The United States
Securities and Exchange Commission
Washington D.C. 20549
United States of America

Attn.: Filing Desk

Dear Sirs,

IBN
ICICI Bank Limited (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, one manually executed copy of the Company’s Report on Form 6-K dated June 29, 2010 in regard to resolutions passed at the Sixteenth Annual General Meeting of ICICI Bank Limited held on June 28, 2010 at Vadodara.

All the items as contained in the Notice of AGM dated June 28, 2010 have been approved unanimously.

This is for reference and records.

Yours faithfully

/s/ Ranganath Athreya
Ranganath Athreya

ICICI Bank Limited

ICICI Bank Towers	Tel (+91-22) 2653 6701	Regd. Office: "Landmark"
Bandra-Kurla Complex	Fax (+91-22) 2653 1228	Race Course Circle
Mumbai 400 051, India	ranganath.athreya@icicibank.com	Vadodara 390 007, India